FORM 8-A/A

                                 AMENDMENT NO. 3

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            CIRCUIT CITY STORES, INC.
             (Exact name of registrant as specified in its charter)


            Virginia                                         54-0493875
   (State of incorporation or                             (I.R.S. Employer
         organization)                                  Identification No.)

       9950 Mayland Drive
       Richmond, Virginia                                      23233

     (Address of Principal                                   (Zip Code)
       Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                      Title of each class                                  Name of each exchange on
                      to be so registered                                 which each class is to be
                                                                                  registered

                  Circuit City Stores, Inc. --                             New York Stock Exchange
   Circuit City Group Common Stock, par value $.50 per share            (when issued and regular way)

                  Circuit City Stores, Inc. --
      CarMax Group Common Stock, par value $.50 per share                  New York Stock Exchange


                                                                        (when issued and regular way)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)

         The text of Item 1 - "Description of Registrant's Securities to be Registered", as amended, appears below and incorporates a Shareholder Rights Agreement and a change in Registrant's Articles of Incorporation with respect to the preferred stock related thereto, which were approved by Registrant's Board of Directors at its meeting held April 14, 1998.

Item 1.  Description of Registrant's Securities to be Registered.

         Reference is made to the information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "-- Inter-Group Interest" and "-- Anti-takeover Considerations" in the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on December 23, 1996 (the "Proxy Statement"). A copy of such information is filed as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

         Rights Agreement

         On April 14, 1998, the Board of Directors of Circuit City Stores, Inc., a Virginia corporation (the "Company"), declared a dividend distribution of (1) one Preferred Stock Purchase Right (a "Circuit City Right") for each outstanding share of the Circuit City Stores, Inc. - Circuit City Group Common Stock, par value $.50 per share (the "Circuit City Stock"), and (2) one Preferred Stock Purchase Right (a "CarMax Right") for each outstanding share of the Circuit City Stores, Inc. - CarMax Group Common Stock, par value $.50 per share (the "CarMax Stock"), in each case payable to stockholders of record at the close of business on April 29, 1998 (the "Record Date"). From and after the Distribution Date (as defined below), each Circuit City Right entitles the record holder to purchase from the Company one four-hundredth of a share of the Company's Series E Cumulative Participating Preferred Stock, par value $20 per share (the "Series E Preferred Stock"), at a price of $250.00 (the "Series E Purchase Price"), and each CarMax Right entitles the record holder to purchase from the Company one four-hundredth of a share of the Company's Series F Cumulative Participating Preferred Stock, par value $20 per share (the "Series F Preferred Stock"), at a price of $100.00 (the "Series F Purchase Price"), in each case subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 14, 1998 (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as rights agent (the "Rights Agent").

         Initially, the Circuit City Rights and the CarMax Rights (collectively the "Rights") will be attached to and represented by the certificates representing outstanding shares of Circuit City Stock and CarMax Stock, respectively (collectively, the "Common Stock"). The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more in voting power of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days following the commencement of, or first public announcement of the intent of any person to commence, a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of 20% or more in voting power of the outstanding shares of Common Stock.

         Until the Distribution Date, (i) no Rights certificates will be distributed, (ii) the Rights will be transferable with and only with the Common Stock certificates, and (iii) the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Following the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights certificates alone will evidence the Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2008, unless earlier exercised or redeemed by the Company as described below.

         At any time following the Distribution Date, if (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of 20% or more in voting power of the then outstanding shares of Common Stock (other than pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Continuing Directors (as hereinafter defined) determine to be fair to, and otherwise in the best interests of, stockholders), or (iii) an Acquiring Person receives equity securities (other than pursuant to a pro rata distribution) from the Company, acquires from or transfers to the Company assets with a fair market value exceeding $2,000,000 or engages in certain other "self-dealing" transactions specified in the Rights Agreement, the Rights Agreement requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, shares of the associated series of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

         For example, at an exercise price of $250 per Right, each Circuit City Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $500 worth of Circuit City Stock (or other securities or assets, as noted above) for $250. Assuming that the Circuit City Stock had a per share value of $50 at such time, the holder of each valid Circuit City Right would be entitled to purchase ten shares of Circuit City Stock for $250. The holder of each valid CarMax Right would have a similar right under such circumstances to purchase $200 worth of CarMax Stock (or such other securities or assets) for $100 (the exercise price of a CarMax Right).

         At any time following the Stock Acquisition Date, if (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of the Common Stock is changed or exchanged, (iii) the Company engages in a statutory share exchange or (iv) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement requires that proper provision be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

         The Rights Agreement provides that, after the Distribution Date, the Company generally may not take any action which would diminish substantially the benefits of the Rights, including any consolidation or merger with, or sale of 50% of the Company's assets or earning power to, any person which has securities or is bound by agreements which would have such effect.

         The Purchase Price payable, and the number of one four-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock,
(ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, in lieu of issuing fractional shares of Preferred Stock (other than fractions which are integral multiples of one four-hundredth of a share) upon exercise of the Rights, make a cash payment based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         If the Company is not able to issue shares of the applicable series of Preferred Stock or Common Stock because of the absence of necessary regulatory approval, restrictions contained in the Company's Amended and Restated Articles of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the shares of Preferred Stock or Common Stock which would otherwise have been issued upon exercise of the Rights.

         At any time until ten days following the Stock Acquisition Date, the Board of Directors of the Company may redeem the Circuit City Rights and the CarMax Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities or both (the "Redemption Price"). Upon certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights (with, where required, the concurrence of a majority of the Continuing Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         After a Person becomes an Acquiring Person and before any Acquiring Person acquires 50% or more of the outstanding shares of Common Stock, the Company, with the approval of a majority of Continuing Directors, may require a holder to exchange all or any portion of the holder's Rights at an exchange ratio of (1) one share of Circuit City Stock or one four-hundredths of a share of Series E Preferred Stock (or in certain circumstances, other securities of the Company) per Circuit City Right and (2) one share of CarMax Stock or one four-hundredths of a share of Series F Preferred Stock (or in certain circumstances, other securities of the Company) per CarMax Right.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income at such time as the Rights become exercisable or are exercised for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Certain provisions of the Rights Agreement relating to the principal economic terms of the Rights generally may not be amended at any time. Other provisions may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, these other provisions of the Rights Agreement may be amended by the Board (in certain circumstances only with the concurrence of the Continuing Directors) in order: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment to adjust the time period governing redemption may be made if the Rights are not redeemable at the time of such amendment.

         Each one four-hundredth of a share of Series E Preferred Stock will be entitled to (i) a quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of Circuit City Stock or (b) $.01, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of
(a) $250.00 or (b) the market price of a share of Circuit City stock at the time of liquidation, plus accrued and unpaid dividends, and (iii) in the event of any merger, consolidation or other transaction in which shares of Circuit City Stock are exchanged, the same amount received per share of Circuit City Stock. Each one four-hundredths of a share of Series F Preferred Stock will be entitled to
(i) a quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of CarMax Stock or (b) $.01, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of (a) $100.00 or (b) the market price of a share of CarMax Stock at the time of liquidation, plus accrued and unpaid dividends, and (iii) in the event of any merger, consolidation or other transaction in which shares of CarMax Stock are exchanged, the same amount received per share of CarMax Stock. After April 14, 2058, the Company may redeem all or any portion of the Series E or Series F Preferred Stock at a price equal to the respective liquidation payments described above. The foregoing rights are protected by customary anti-dilution provisions. The holders of shares of Preferred Stock are not entitled to vote on any matter except to the extent provided by law. Because of the nature of the Preferred Stock's dividend, liquidation and redemption rights, the value of each one four-hundredths of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the associated series of Common Stock subject to the effect on such value of the fact that holders of Preferred Stock have no voting rights other than those provided by law.

         The term "Continuing Director" means any member of the Company's Board of Directors who was a member of the Board on the Distribution Date, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 5 filed with this Registration Statement.

Item 2.  Exhibits

         1. Information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "Inter-Group Interest" and "Anti-Takeover Considerations" in the Company's definitive proxy statement filed with the Securities and Exchange Commission (the "Commission") on December 23, 1996.

         2. Registrant's Amended and Restated Articles of Incorporation, effective February 3, 1997, filed as Exhibit 3 to Registrant's Form 8-A filed April 28 1998 (File No. 1-5767).

         3. Articles of Amendment to Registrant's Restated Articles of Incorporation, filed with the Commission as Exhibit 4 to Registrant's Form 8-A filed April 28, 1998 (File No. 1-5767).

         4. Registrant's Bylaws, as Amended and Restated June 18, 1996, filed as Exhibit 3(ii) to Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 1996 (File No. 1-5767).

         5. Rights Agreement dated as of April 14, 1998 between Registrant and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), including Exhibits A-1, A-2, B-1, B-2 and C thereto.

         6. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- Circuit City Group Common Stock filed as Exhibit B-1 to the Rights Agreement filed with the Commission as Exhibit 5 to this Registration Statement.

         7. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- CarMax Group Common Stock filed as Exhibit B-2 to the Rights Agreement filed with the Commission as Exhibit 5 to this Registration Statement.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CIRCUIT CITY STORES, INC.




                                   By: /s/Richard L. Sharp
                                       Richard L. Sharp,
                                       Chairman of the Board
                                       and Chief Executive Officer


Date: April 28, 1998

                                INDEX TO EXHIBITS



    *1. Information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "Inter-Group
         Interest" and "Anti-Takeover Considerations" in the Registrant's definitive proxy statement filed with the Securities and Exchange Commission (the "Commission") on December 23, 1996.

     2. Registrant's Amended and Restated Articles of Incorporation, effective February 3, 1998, filed with the Commission as Exhibit 3 to Registrant's Form 8-A, filed April 28, 1998 (File No. 1-5767), are incorporated herein by reference.

     3.  Articles   of   Amendment   to   Registrant's   Restated   Articles  of
         Incorporation,  filed with the Commission as Exhibit 4 to  Registrant's
         Form 8-A filed April 28, 1998 (File No. 1-5767), are incorporated herein by reference.

     4.  Registrant's  Bylaws,  as Amended and Restated June 18, 1996,  filed as
         Exhibit 3(ii) to Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 1996 (File No. 1-5767), are incorporated herein by reference.

    *5. Rights Agreement dated as of April 14, 1998 between Registrant and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), including Exhibits A-1, A-2, B-1, B-2 and C thereto.

     6. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- Circuit City Group Common Stock filed as Exhibit B-1 to the Rights Agreement filed with the Commission as Exhibit 5 to this Registration statement is incorporated herein by reference.

     7. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- CarMax Group Common Stock filed as Exhibit B-2 to the Rights Agreement filed with the Commission as Exhibit 5 to this Registration statement is incorporated herein by reference.






*  Filed herewith.